EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces
2016 Q3 Results

Netanya, Israel, November 28, 2016 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the quarter ended September 30, 2016.

Management Comments

Dov Sella, RADA's Chief Executive Officer commented, “Reporting first time as RADA'S CEO, I am happy to indicate that performance in the third quarter improved compared to the first half of 2016 as our backlog continued to grow, especially in our radar business. We anticipate that our operating results will continue to improve in the next quarter and throughout 2017. Our recent capital raise of $3 million from our controlling shareholder, DBSI, and the Phoenix Insurance Company Ltd., one of Israel’s largest insurance companies, significantly strengthened our balance sheet and will enables us to move full speed ahead in executing our growth strategy."

Added Yossi Ben Shalom, RADA’s chairman, “We are very happy to welcome Phoenix, a leading Israel-based and long-term focused institutional investor, as one of our major shareholders, joining DBSI. This represents a vote of confidence from an important player in the capital markets of our vision for the future and management’s potential to create significant shareholder value."
2016 Third Quarter Compared with Prior Quarter Summary

Net loss attributable to RADA’s shareholders in the third quarter of 2016 was $1.0 million, or $0.06 per share, an improvement representing a 41% reduction, when compared to a net loss of $1.7 million, or $0.14 per share, in the second quarter of 2016.

Revenues in the third quarter of 2016 totaled $3.5 million, a 20% increase when compared to revenues of $2.9 million in the second quarter of 2016.

Gross Profit was $0.4 million in the third quarter of 2016 and $0.3 million in the second quarter of 2016. Operating loss was $0.9 million in the third quarter of 2016 compared to an operating loss of $1.0 million in the second quarter of 2016.

2016 Third Quarter Results Summary

Revenues totaled $3.5 million in the third quarter of 2016 compared to revenues of $3.3 million in the third quarter of 2015.

Gross Profit totaled $0.4 million in the third quarter of 2016 compared to gross profit of $0.6 million in the third quarter of 2015. Operating loss was $0.9 million in the third quarter of 2016 compared to an operating loss of $0.7 million in the third quarter of 2015.

Financial Expenses totaled $0.1 million in the third quarter of 2016 compared to financial expenses of $1.1 million in the third quarter of 2015. The financial expenses in the third quarter of 2015 included a non-cash amortization expense of approximately $0.9 million. The non-cash amortization expense was associated with the debt discount resulting from the beneficial conversion feature applicable to a previously outstanding loan from RADA’s former principal shareholder. The Company recorded this non-cash amortization expense until the repayment of the loan on June 16, 2016. On that date RADA obtained a $3.2 million loan from DBSI, which was used to repay the loan from the former principal shareholder. The loan from DBSI has a beneficial conversion feature that would result in a non-cash amortization expense throughout the term of the loan of approximately $0.1 million.

Net loss attributable to RADA’s shareholders in the third quarter of 2016, was $1.0 million or $0.06 per share, an improvement when compared with a net loss of $1.7 million or $0.25 per share in the third quarter of 2015.

About RADA Electronic Industries Ltd

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of tactical land radar for force and border protection, inertial navigation systems for air and land applications and avionics systems and upgrades.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	September 30, 2016	December 31, 2015
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,511	$1,754
Restricted cash	602	609
Trade receivables (net of allowance for doubtful accounts of $13 and $10 at September 30, 2016 and December 31, 2015 respectively)	3,885	4,038
Costs and estimated earnings in excess of billings on uncompleted contracts	1,881	2,207
Other accounts receivables and prepaid expenses	283	206
Inventories, net	7,519	6,565

Total current assets	15,681	15,379

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	34	119

PROPERTY, PLANT AND EQUIPMENT, NET	3,138	3,078
Total assets	$18,853	$18,576

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank Credit	$2,270	$2,416
Trade payables	2,065	1,961
Convertible note and Loans from shareholders, net	--	1,634
Other accounts payable and accrued expenses	2,140	2,846

Total current liabilities	6,475	8,857

LONG-TERM LIABILITIES:
Convertible Note and Loans from shareholders, net	3,063	--
Accrued severance pay and other long term liability	713	660

Total long-term liabilities	3,776	660

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.03 par value - Authorized: 37,500,000 and 15,000,000 shares at September 30, 2016 and at December 31, 2015 respectively; Issued and outstanding: 17,214,119 and 7,949,482 at September 30, 2016 and at December 31, 2015 respectively.	219	146
Additional paid-in capital	86,403	82,427
Accumulated other comprehensive income	320	387
Accumulated deficit	(78,866)	(74,453)

Total RADA shareholders’ equity	8,076	8,507
Non-controlling interest	526	552
Total equity	8,602	9,059
Total liabilities and equity	$18,853	$18,576

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	(Unaudited)				Audited

Revenues	$9,093	$11,045	$3,512	$3,321	$14,864
Cost of revenues	8,365	9,173	3,088	2,767	12,291
Gross profit	728	1,872	424	554	2,573

Operating expenses:
Research and development	534	543	218	144	693
Marketing and selling	1,653	1,740	593	653	2,358
General and administrative	1,440	1,274	490	442	1,858
Goodwill impairment	--	--	--	--	587
Total operating expenses:	3,627	3,557	1,301	1,239	5,496

Operating loss	(2,899)	(1,685)	(877)	(685)	(2,923)
Financial expenses related to extinguishment and amortization of a beneficial conversion feature	1,106	2,104	10	881	2,684
Financial expenses, net	416	739	111	179	890
Consolidated loss	(4,421)	(4,528)	(998)	(1,745)	(6,497)
Less: Net loss attributable to Non-controlling interest	8	23	4	19	36
Net income (loss) attributable to RADA's shareholders	$(4,413)	$(4,505)	$(994)	$(1,726)	$(6,461)
Earnings (loss) per share:
Basic and diluted earnings (loss) per share	$(0.36)	$(0.85)	$(0.06)	$(0.25)	$(1.09)
Weighted average number of Ordinary shares used for computing basic and diluted loss per share	12,244,643	5,281,800	16,719,929	6,848,348	5,952,044